Mail Stop 4561

June 9, 2008

By U.S. Mail and Facsimile to: (312) 444-5592

Steven L. Fradkin
Executive Vice President and Chief Financial Officer
Northern Trust Corporation
50 South La Salle Street
Chicago, IL 60603

   Re: Northern Trust Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2007
       Definitive Proxy Statement on Schedule 14A filed March 10, 2008
       Form 10-Q for the Quarterly Period Ended March 31, 2008
       File No. 000-05965

Dear Mr. Fradkin:

   We have reviewed the above-referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007
Item 1A - Risk Factors, page 25

1. In future filings, please revise your risk factors section in its entirety to conform to the instructions in Item 1A of Form 10-K. Each material risk should be

individually discussed with a separate subheading that adequately describes the risk. Refer to Item 503(c) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2007
Form 10-Q for the quarterly period ended March 31, 2008

Exhibits 31(i) and 31(ii)
Section 302 Certifications

2.   We note that the identification of the certifying individuals at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individuals. In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as to be in the exact form as set forth in Item 601(b)(31) of Regulation S-K and should not include titles.

Definitive Proxy Statement on Schedule 14A filed March 10, 2008

Annual Cash Incentives, page 24

3.   We note that the company granted annual cash incentives to its named executive officers based on the performance measures and other factors described on page 26. In future filings, please revise your discussion to clarify how the Committee determined specific award amounts based on the various measures and factors listed on page 26. We also note the disclosure on page 25 that the annual cash incentive guideline range for the company's chairman and chief executive officer was 0 to 3 times base salary in 2007 and that all actual awards made to named executive officers were within the guideline reference range. On page 26, however, you state that the annual cash incentive awarded to the chief executive officer was approximately 3.9 times his base salary. In future filings, please highlight for investors the fact that an award has been made outside of a guideline reference range and discuss the reasons for such deviation. Refer to Item 402(b)(2)(vi) of Regulation S-K.

4.   We note that the Committee elected to use operating earnings, a non-GAAP financial measure, as a basis for implementing certain of the performance measures listed on page 26. In future filings, please provide disclosure as to how non-GAAP financial measures are calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Equity Compensation, page 27

5.   We note on page 29 that the Committee sets the actual amount of total equity compensation for each named executive officer as a discretionary adjustment

against peer group based guidelines. In future filings, please include a discussion of whether such discretion was utilized in a given year, and if so, state the reasons behind each such adjustment. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Retirement Benefits, page 30

6.   We note on page 31 that the company targets aggregate retirement benefits at approximately the median level of certain peer group companies. If this particular peer group of companies is different from the peer group listed on pages 20 and 21, please list such retirement benefits peer group in future filings. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review

Steven L. Fradkin
Northern Trust Corporation
June 9, 2008
Page 4

of your filing or in response to our comments on your filing.

       Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3436 with any questions.

                                               Sincerely,

                                               Gregory Dundas
                                                 Staff Attorney